Filed by: First Horizon National Corporation

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: IBERIABANK Corporation

(Commission File No.: 001-37532)

The following is a slide presentation by First Horizon National Corporation dated December 11, 2019.

First Horizon National Corp Goldman Sachs Financial Services Conference December 11, 2019

Disclaimer

Forward-Looking Statement

This presentation contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended, (the "Exchange Act") with respect to First Horizon's and IBERIABANK's beliefs, plans, goals, expectations, and estimates. Forward-looking statements are not a representation of historical information, but instead pertain to future operations, strategies, financial results or other developments. The words "believe," "expect," "anticipate," "intend," "estimate," "should," "is likely," "will," "going forward" and other expressions that indicate future events and trends identify forward-looking statements.

Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic and competitive uncertainties and contingencies, many of which are beyond the control of First Horizon and IBERIABANK, and many of which, with respect to future business decisions and actions, are subject to change and which could cause actual results to differ materially from those contemplated or implied by forward-looking statements or historical performance. Examples of uncertainties and contingencies include factors previously disclosed in First Horizon's and IBERIABANK's respective reports filed with the U.S. Securities and Exchange Commission (the "SEC"), as well as the following factors, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between First Horizon and IBERIABANK; the outcome of any legal proceedings that may be instituted against First Horizon or IBERIABANK; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties to the combination; the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where First Horizon and IBERIABANK do business; certain restrictions during the pendency of the merger that may impact the parties' ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management's attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; First Horizon and IBERIABANK success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by First Horizon's issuance of additional shares of its capital stock in connection with the proposed transaction; and other factors that may affect future results of First Horizon and IBERIABANK.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. Additional factors that could cause results to differ materially from those contemplated by forward-looking statements can be found in First Horizon's Annual Report on Form 10-K for the year ended December 31, 2018, and in its subsequent Quarterly Reports on Form 10-Q filed with the SEC and available in the "Investor Relations" section of First Horizon's website, http://www.FirstHorizon.com, under the heading "SEC Filings" and in other documents First Horizon files with the SEC, and in IBERIABANK's Annual Report on Form 10-K for the year ended December 31, 2018, and in its subsequent Quarterly Reports on Form 10-Q filed with the SEC and available in the "Investor Relations" section of IBERIABANK's website, www.IBERIABANK.com, under the heading "Financials & Filings" and in other documents IBERIABANK files with the SEC.

Important Other Information

In connection with the proposed transaction, First Horizon will file with the SEC a registration statement on Form S-4 to register the shares of First Horizon's capital stock to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement of First Horizon and IBERIABANK which will be sent to the shareholders of First Horizon and IBERIABANK seeking their approval of the proposed transaction.

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS OF FIRST HORIZON AND IBERIABANK ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FIRST HORIZON, IBERIABANK AND THE PROPOSED TRANSACTION.

Investors and shareholders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about First Horizon and IBERIABANK, without charge, at the SEC's website (http://www.sec.gov). Copies of the registration statement, including the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Clyde A. Billings Jr., First Horizon, 165 Madison Avenue, Memphis, TN 38103, telephone (901) 523-5679, or Jefferson G. Parker, IBERIABANK, 200 West Congress Street, Lafayette, LA 70501, telephone (504) 310-7314.

Participants in the Solicitation

First Horizon, IBERIABANK and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding First Horizon's directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 11, 2019, and certain of its Current Reports on Form 8-K. Information regarding IBERIABANK's directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 28, 2019, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

2

FHN Delivers Strong Performance in 2019

Delivering on Strategic Priorities

- ✓ Delivered on financial targets communicated at 2018 Investor Day
- ✓ Strong 2019 earnings results and momentum
- ✓ Balance sheet enhanced with growth in key markets and specialty areas
- ✓ Good cost discipline with expense down YOY
- ✓ Demonstrated positive operating leverage with higher revenues and lower expense
- ✓ Credit quality remains stable
- ✓ Leading position in high growth Southern markets

Countercyclical Business Provide Significant Earnings Contribution

- ✓ Fixed income pre-tax income of $42mm in 2019 YTD vs $4mm in 2018 YTD
  - Fourth quarter to date ADR of ~$1mm
- ✓ Loans to mortgage companies up 54% YTD
  - Fourth quarter to date average balances of ~$4.5B
- ✓ Serve as offsets to lower NII from declining rate environment

Deploying Capital Effectively

- ✓ Announced transformational MOE with IBKC to create premier ~$75B+ bank
- ✓ Agreement to purchase 30 branches to expand presence in high-growth markets
- ✓ Share buybacks of $130mm YTD at average price of $14.81 through 9/30/19
- ✓ Current dividend yield of 3.5%
- ✓ Support organic loan growth

YTD is year to date 3Q18 to 3Q19

3

FHN Balance Sheet Momentum in 2019

- ✓ **Strategic focus on developing quality relationships with profitable customers**
- ✓ **Broad-based loan growth across specialty areas and key markets**
- ✓ **Continued positive shift in deposit funding mix with customer deposit growth replacing higher-cost market index deposits**

YTD Avg. Loan Growth


Specialty
12%
Middle TN
10%
South Florida
3%

YTD Avg. Deposit Growth


Specialty
14%
Middle TN
14%
South Florida
12%

YTD is year to date 3Q18 to 3Q19

4

Successful Execution Since Capital Bank Merger Established Strong Foundation for 2019 Results

Earnings

Current consensus analyst estimates for 2019 core EPS are $.13 ahead of consensus analyst 2019 estimates following Capital Bank merger announcement[1]

Credit

Credit performance of acquired loans has exceeded expectations resulting in **lower than expected provision expense** and **greater recovery of loan mark** via accretion

Expenses

Merger cost savings achieved of $85mm, 30% greater than initially targeted.

- **Additional $80mm of efficiencies** in 2019 supported $15mm of reinvestment

Capital

Increased capital generation has enabled **~$230mm of share buybacks** since merger closing

Revenue

Revenue synergies include NII from larger balance sheet capacity, fee income from derivatives and enhanced mortgage capabilities, and treasury management

Fixed Income business **countercyclicality** has helped offset rate headwinds

Taxes

Incremental benefit of **tax reform enhanced earnings** which accrued to all shareholders

[1]Source: Analyst reports. Current reflects analyst estimates as of December 2019. Post Capital Bank merger analyst estimates were as of October 2017.

5

First Horizon – IBERIABANK Merger of Equals Overview

Combined Company by the Numbers:	$75Bn IN ASSETS	$57Bn IN DEPOSITS	$55Bn IN LOANS

COMPELLING STRATEGIC BENEFITS

- **Strong cultural alignment** with valued-based employee cultures, exceptional relationship-oriented customer service, community and socially-minded organizations
- **Market-centric business** models that allow bankers to deliver exceptional customer service and make locally-based decisions for their clients
- **Well-diversified business mix** with strong core deposit franchise and diversified loan portfolio
- **Proven strong credit culture** and risk management practices
- **Enhanced scale** provides resources to strengthen online and mobile platforms and transform products and services through advanced technology and innovation to provide an even better customer experience
- **Well-regarded combined management team** with significant experience leading regional banks and successful acquisition and integration experience



MO
KY
WV
VA
OK
AR
TN
NC
SC
AL
GA
MS
TX
LA
FL
First Horizon
IBERIABANK
Headquarters

EXPANSIVE GEOGRAPHIC REACH IN HIGH-GROWTH, ATTRACTIVE MARKETS THROUGHOUT THE SOUTH

Pro forma footprint is located in:

15 of the Top 20 Southern MSAs by population

11 states across combined footprint

6

x Premier Southern banking institution with $75Bn in assets x Top 25 bank in the U.S . (1) x Strengthens competitive position in high - growth, attractive markets x Pro forma footprint located in 15 of top 20 Southern MSAs x Well - diversified revenue mix x Greater product offering and customer value proposition x Pro forma 18% ROATCE x Compelling operating performance with 51% Efficiency ratio x 10 % EPS growth for ‘20E - ’21E x Value creation from synergies accrues to all shareholders x Double - digit earnings accretion to both parties x Increased capital generation x History of successfully executing and integrating M&A transactions x Comprehensive due diligence process led by senior leadership Diversified Business Mix Complementary Market Position Premier Southern - Based Bank Experienced Leadership Team Financially Attractive Peer Leading Profitability Source: SNL Financial Notes: 1. Based on U.S. deposit market share information per FDIC deposit data from SNL Financial Creating a Top - Tier Differentiated U.S. Banking Institution Long - Lived History, Common Culture & Shared Philosophy Position the Company for Success 7

Attractive Scale, Profitability & Shareholder Value Creation from IBERIABANK Merger $1Bn Value of Synergies (2) 56% 44% Market Cap $9Bn+ Assets $75Bn Deposits $57Bn ROAA (1) 1.4% ROATCE (1) 18% Efficiency Ratio (1) 51% GAAP With CECL (4) Current Accounting EPS Accretion to First Horizon (5) 16% 11% EPS Accretion to IBERIABANK (5) 22% 17% TBV per Share Impact (6) (5)% (3)% TBV Earnback Period (6) 2 Years 1.5 Years Dividend Accretion to IBERIABANK 43% 43% Peer Leading Profitability Significant Pro Forma Scale Shareholder Value Creation (3) Value of Cost Synergies Accrues to All Shareholders (2) 8 Source: SNL Financial. Does not reflect impact from branch acquisition. Notes: 1. Represents 2020 estimated metrics as if merger impacts are fully phased - in for illustrative purposes 2. Capitalized value of net cost synergies based on annual after - tax cost synergies capitalized assuming an 11x P/E multiple less after - tax one - time merger expense 3. See slide 18 of this presentation for key assumptions 4. Includes estimated pro forma impacts of CECL during M&A purchase accounting 5. Represents 2021 estimates assuming the impact of cost savings are fully phased - in for illustrative purposes 6. Includes full impact of one - time merger expenses for illustrative purposes

Top Tier Profitability Profile Increased Return Profile Supports Stronger Incremental Capital Generation Over Time 13% 4% 8% 12% 16% 20% 0.4% 0.8% 1.2% 1.6% 40% 50% 60% 70% 0% 4% 8% 12% 1.4% (2) 1.1% 1.2% 18% (2) 16% 51% (2) 60% 55% Pro Forma Pro Forma Pro Forma Median: 7% Median: 15% Median: 1.2% Pro Forma Median: 58% 10% (3) 5% 7% Efficiency Ratio (2020E) (1) ROATCE (2020E) (1) ROAA (2020E) (1) 2021E vs. 2020E EPS Growth Rate (1) 9 Source: SNL Financial. Does not reflect impact from branch acquisition Notes: 1. Combined peers include all major exchange - traded banks with assets between $50Bn and $ 150Bn 2. Represents 2020 estimated metrics as if merger impacts are fully phased - in for illustrative purposes 3. Based on estimated 2021 pro forma EPS assuming 75% cost savings phase - in and 2020 pro forma EPS assuming a 6/30/2020 closing dat e and 25% cost savings phase - in (50% for the remainder of the year)

Branch Acquisition Strengthens Share in Key Growth Markets in North Carolina

Pro Forma - Top States

- On November 8, 2019, First Horizon announced an agreement to acquire 30 branches from SunTrust that are being divested in connection with the previously announced merger with BB&T
  - Acquisition includes 30 branches, approximately $2.4 billion of deposits and approximately $410 million of loans in North Carolina, Virginia and Georgia
  - 3.4% premium paid on total deposits (3)
  - 0.54% average cost of deposits
- Strategically expands First Horizon's presence within demographically attractive Southeast markets
  - Adds $1.7 billion of deposits in North Carolina, improving pro forma market share
    - #3 in Winston-Salem
    - #5 in Durham-Chapel Hill
  - Provides stable platform for continued growth within Virginia and Georgia markets
- Financially-compelling transaction that is immediately accretive to EPS
  - Excess liquidity to reduce wholesale funding
- Transaction is expected to close in Q2 2020

Pro Forma - Top States



KS
MO
WV
VA
KY
NC
TN
OK
AR
SC
GA
MS
AL
LA
TX
FL
FHN
IBKC
Acquired Branches

Balance Sheet Summary

Deposits by Market



Georgia, 4%
Durham-Chapel Hill, NC, 46%
Virginia, 26%
Winston-Salem, NC, 24%

Total Deposits: ~$2.4 Billion
Cost of Deposits: 0.54%

Loans by Type



Commercial, 16%
Mortgage, 67%
Other Consumer, 3%
Home Equity, 14%

Total Loans: ~$410 Million
Yield on Loans: 4.63%

1. Note: Financial data as of June 30, 2019
2. Branch location information per S&P Market Intelligence
3. Premium paid is an amount equal to 3.4% of the average daily deposit balances for the 15 calendar days prior to the closing date

10

Merger & Branch Acquisition Update 11 • Employee engagement with town hall meetings across all markets for IBERIABANK merger and branch acquisition • Established Merger Project Offices for MOE and branch acquisition • Weekly discussions among senior leadership team to begin organizational planning for MOE • Filed branch acquisition regulatory applications • Planning underway for branch acquisition closing and conversion • File merger regulatory applications and S - 4 by mid - December • Next tier of leadership to be announced in December/January 2020 • Develop Target Operating Models to evaluate systems and processes The First Month The First Month Next Steps

Key Takeaways 12 • Strong loan growth across markets and specialty areas • Solid core customer deposit growth with momentum in key markets • Good expense discipline with improved efficiency • Countercyclical businesses provide offsets in a declining rate environment • Continued sustainable underwriting discipline and ongoing portfolio management • Effective capital deployment through merger, branch acquisition as well as organic growth

ADDITIONAL MATERIALS 13

Complementary Franchises With Presence Across Attractive Markets

Expansive Geographic Footprint


KS
MO
KY
WV
VA
OK
AR
TN
NC
SC
GA
MS
AL
LA
TX
FL
FHN
IBKC
Acquired Branches

Attractive Market Presence

Major Southern MSAs Served [1][2]	**26** MSAs
Top 5 Deposit Rank in Top 20 Pro Forma MSAs	**60%** (12 of 20)
National Deposit Market Share Rank [3]	**#25** Rank
Projected Population Growth ('19-'24E)	**4.5%** *(25% faster than national average)*

Enhancing Our Presence in High Growth Markets

Memphis, TN



New Orleans, LA



Nashville, TN



Miami, FL



Orlando, FL



Houston, TX



Atlanta, GA



Charlotte, NC



Raleigh, NC



Knoxville, TN



Dallas, TX



Tampa Bay, FL



Source: SNL Financial, Company Filings

Notes:

1. *Southern states include: Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, North Carolina, South Carolina, Tennessee, Texas and Virginia*
2. *Represents MSAs with population of at least 500,000*
3. *Based on U.S. deposit market share information per FDIC deposit data from SNL Financial*

14

Strong Footprint in Large & Attractive Southern Markets

Franchise Balanced Between High Growth Markets & Stable Markets

Key Highlights

- ✓ Leading position in high growth Southern markets
- ✓ Footprint supported by continued strength in stable markets
- ✓ 67 MSAs served on a pro forma basis
- ✓ 17% of pro forma deposits are in the Top 5 Southern MSAs
- ✓ 27% of pro forma deposits are in the Top 10 Southern MSAs, with more than 61% of pro forma deposits in the Top 20 Southern MSAs

Operating in Rapidly Growing Markets

2019 – 2024 Projected Population Change (%)



4.5
3.6
Pro Forma Markets
National Average

Presence in 15 of Top 20 Southern MSAs [1]

First Horizon	IBERIABANK	#	MSA Name	Population (2019) (000s)
	✓	1	Dallas-Fort Worth-Arlington, TX	7,660
✓	✓	2	Houston-The Woodlands-Sugar Land, TX	7,170
✓	✓	3	Miami-Fort Lauderdale-Pompano Beach, FL	6,325
	✓	4	Atlanta-Sandy Springs-Alpharetta, GA	6,074
	✓	5	Tampa-St. Petersburg-Clearwater, FL	3,220
✓		6	Charlotte-Concord-Gastonia, NC-SC	2,658
	✓	7	Orlando-Kissimmee-Sanford, FL	2,655
		8	San Antonio-New Braunfels, TX	2,581
		9	Austin-Round Rock-Georgetown, TX	2,236
✓		10	Nashville-Davidson-Murfreesboro-Franklin, TN	1,955
		11	Virginia Beach-Norfolk-Newport News, VA-NC	1,780
	✓	12	Jacksonville, FL	1,579
✓		13	Raleigh-Cary, NC	1,394
✓	✓	14	Memphis, TN-MS-AR	1,346
		15	Richmond, VA	1,296
	✓	16	New Orleans-Metairie, LA	1,278
	✓	17	Birmingham-Hoover, AL	1,092
✓	✓	18	Greenville-Anderson, SC	923
		19	McAllen-Edinburg-Mission, TX	886
✓		20	Knoxville, TN	870

✓ First Horizon Existing MSA ✓ IBERIABANK Existing MSA

Source: SNL Financial

Notes:

1. Southern states include: Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, North Carolina, South Carolina, Tennessee, Texas and Virginia

15

First Horizon National Corp Goldman Sachs Financial Services Conference December 11, 2019